NEWS RELEASE
Contact: Chuck Provini
(585) 286-9180
Info@NatcoreSolar.com

Natcore Technology to Present Paper to IEEE Photovoltaic Conference
“This will be the first time that the Natcore Foil Cell™ will be exposed in detail to the PV scientific community”: Provini

Rochester, NY — (May 24, 2017) — Scientists at Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) have been selected to present a technical paper to the 44th IEEE Photovoltaic Specialists Conference (PVSC-44), the pre-eminent global technical conference in photovoltaics.

Titled “Multilayer Foil Metallization for All Back Contact Cells,” the paper is co-authored by Dr. David Levy, Natcore’s Director of Research & Technology, and Dr. David Carlson, a member of Natcore’s Science Advisory Board. Dr. Levy will make the oral presentation.

The presentation will formally introduce the Natcore Foil Cell™ to the PV scientific community. Natcore’s foil cell is an all-back-contact cell that combines a revolutionary laser process with a novel metallization strategy, thus enabling high-efficiency cell architectures at low cost. Importantly, it also eliminates the need for silver, one of the highest-cost components of a conventional solar cell.

Furthermore, it benefits from the advantages of all-back-contact structures, particularly a low cell-to-module loss. Whenever traditional solar cells are assembled into modules, there is a significant loss of efficiency. These losses, which can range from 6% to 10%, are minimized on modules made with all-back-contact cells.

Natcore scientists have recently achieved an efficiency of 20.7% in their demonstration foil cell. Their result has received independent confirmation at the NanoPower Research Lab of the Rochester Institute of Technology.

“Although our efficiencies have been approaching that level for a few months, we didn’t want to go to the scientific community until our result was substantiated by an authoritative outside source,” says Chuck Provini, Natcore’s president and CEO.

“We’re pleased that our paper was accepted by IEEE for an oral presentation,” he adds. “Of all the papers presented at the conference, fewer than one-third of significant technical merit are selected for oral presentation.”

The Institute of Electrical and Electronic Engineers is the world’s largest technical society and is the official conference sponsor. PVSC will be attended by about 1500 persons in academic institutions and company laboratories from more than 40 countries worldwide. It is considered the premier technical conference on photovoltaic energy conversion and is the longest running conference on the topic. It will be held from June 25th to 30th at the Washington Marriott Wardman Park in Washington, D.C. Natcore will present at 11:45 am on Friday, June 30.

Before joining Natcore in 2012, Dr. Levy invented the atmospheric Spatial Atomic Layer Deposition process (SALD) at Eastman Kodak, where he spent 20 years. He has been granted 90 patents and has authored 11 peer-reviewed journal articles. He has been an invited presenter at meetings of the Materials Research Society and the American Vacuum Society.

Dr. Carlson is a physicist with a worldwide reputation in photovoltaics and materials science. Until his recent retirement, he was the chief scientist of BP Solar, for whom he managed future technology programs and the intellectual property system.

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